UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number:  0-21403

                           NOTIFICATION OF LATE FILING


     (Check One):   [  ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

     For Period Ended: December 31, 2003
                       ------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -----------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          Voxware, Inc.
                        --------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)

                            168 Franklin Corner Road
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City, state and zip code  Lawrenceville, New Jersey 08648
                         -------------------------------------------------------


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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Voxware, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2003 (the "Form 10-Q") without unreasonable effort or expense. The new management team is reviewing certain client agreements and the treatment of specific transactions recorded in prior periods. This review may cause the Company to amend its prior period Form 10-Q or its Form 10K/A. The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the February 17, 2004 due date of the Form 10-Q.


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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

  Allen M. Adler                    (609) 514-4100
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      (Name)                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Exhibit A attached hereto and forming a part hereof.

                                  Voxware, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 2004              By:  /s/ Allen M. Adler
                                        ----------------------------------------
                                        Name: Allen M. Adler
                                        Title: Vice President of Finance and
                                               Interim Chief Financial Officer


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                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

     (3) For the three months ended December 31, 2003, the Company expects to report revenue of approximately $3,000,000 to $3,200,000, an increase of $702,000 to $902,000 from revenue of $2,298,000 in the comparable quarter last fiscal year. The Company also expects to report that, for the three months ended December 31, 2003, it had a net loss applicable to common shareholders of approximately $2,800,000 to $3,000,000, an increase of approximately $2,338,000 to $2,538,000 from net loss of approximately $462,000 in the comparable quarter last fiscal year. Net loss per share for the three months ended December 31, 2003 is expected to be approximately $0.09 per share compared to net loss per share of $0.03 for the comparable quarter last fiscal year. For the six months ended December 31, 2003, the Company expects to report that it had revenue of approximately $5,250,000 to $5,450,000, an increase of $1,380,000 to $1,580,000 from revenue of
     $3,870,000 in the comparable period last fiscal year. The Company also expects to report that, for the six months ended December 31, 2003, it had a net loss applicable to common shareholders of approximately $4,400,000 to $4,600,000, an increase of approximately $3,523,000 to $3,723,000 from net loss of approximately $877,000 in the comparable period last fiscal year. Net loss per share for the six months ended December 31, 2003 is expected to be approximately $0.15 per share compared to net loss per share of $0.06 for the comparable period last fiscal year. The Company is currently reviewing the treatment of certain customer agreements and the recording of specific transactions which may require the Company to amend its Form 10-K/A for the fiscal year ended June 30, 2003 and Form 10-Q for the quarter ended September 30, 2003.



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